UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

under the Securities Exchange Act of 1934

FirstCity Financial Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

33761X107

(CUSIP Number)

David A. Marple

Värde Partners, Inc.

8500 Normandale Lake Blvd., Suite 1500

Minneapolis, MN 55437

(952) 646-2071

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Andrew J. Noreuil

Mayer Brown LLP

71 South Wacker Drive

Chicago, IL 60606

(312) 782-0600

December 20, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 33761X107	Page 1 of 27 Pages

(1)	Name of reporting person Hotspurs Holdings LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 2,182,983
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 2,182,983
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☒
(13)	Percent of class represented by amount in Row (11): 19.5%
(14)	Type of reporting person (see instructions): OO

CUSIP No. 33761X107	Page 2 of 27 Pages

(1)	Name of reporting person The Värde Fund X (Master), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 1,863,706
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 30,000
(11)	Aggregate amount beneficially owned by each reporting person: 1,863,706
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☒
(13)	Percent of class represented by amount in Row (11): 16.6%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 33761X107	Page 3 of 27 Pages

(1)	Name of reporting person The Värde Fund X (GP), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 1,863,706
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 30,000
(11)	Aggregate amount beneficially owned by each reporting person: 1,863,706
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☒
(13)	Percent of class represented by amount in Row (11): 16.6%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 33761X107	Page 4 of 27 Pages

(1)	Name of reporting person The Värde Fund X GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 1,863,706
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 30,000
(11)	Aggregate amount beneficially owned by each reporting person: 1,863,706
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☒
(13)	Percent of class represented by amount in Row (11): 16.6%
(14)	Type of reporting person (see instructions): OO

CUSIP No. 33761X107	Page 5 of 27 Pages

(1)	Name of reporting person The Värde Fund V-B, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 3,000
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 3,000
(11)	Aggregate amount beneficially owned by each reporting person: 3,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☒
(13)	Percent of class represented by amount in Row (11): *
(14)	Type of reporting person (see instructions): PN

*	less than 0.1%

CUSIP No. 33761X107	Page 6 of 27 Pages

(1)	Name of reporting person Värde Fund V GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 3,000
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 3,000
(11)	Aggregate amount beneficially owned by each reporting person: 3,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☒
(13)	Percent of class represented by amount in Row (11): *
(14)	Type of reporting person (see instructions): OO

*	less than 0.1%

CUSIP No. 33761X107	Page 7 of 27 Pages

(1)	Name of reporting person The Värde Fund VI-A, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 69,989
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 4,500
(11)	Aggregate amount beneficially owned by each reporting person: 69,989
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☒
(13)	Percent of class represented by amount in Row (11): 0.6%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 33761X107	Page 8 of 27 Pages

(1)	Name of reporting person The Värde Fund VII-B, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 1,500
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 1,500
(11)	Aggregate amount beneficially owned by each reporting person: 1,500
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☒
(13)	Percent of class represented by amount in Row (11): *
(14)	Type of reporting person (see instructions): PN

*	less than 0.1%

CUSIP No. 33761X107	Page 9 of 27 Pages

(1)	Name of reporting person Värde Investment Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 177,639
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 3,000
(11)	Aggregate amount beneficially owned by each reporting person: 177,639
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☒
(13)	Percent of class represented by amount in Row (11): 1.6
(14)	Type of reporting person (see instructions): PN

CUSIP No. 33761X107	Page 10 of 27 Pages

(1)	Name of reporting person Värde Investment Partners (Offshore) Master, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 109,149
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 109,149
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☒
(13)	Percent of class represented by amount in Row (11): 1.0%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 33761X107	Page 11 of 27 Pages

(1)	Name of reporting person Värde Investment Partners, G.P., LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 358,277
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 9,000
(11)	Aggregate amount beneficially owned by each reporting person: 358,277
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☒
(13)	Percent of class represented by amount in Row (11): 3.2%
(14)	Type of reporting person (see instructions): OO

CUSIP No. 33761X107	Page 12 of 27 Pages

(1)	Name of reporting person The Värde Fund VIII, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 24,000
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 24,000
(11)	Aggregate amount beneficially owned by each reporting person: 24,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☒
(13)	Percent of class represented by amount in Row (11): 0.2%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 33761X107	Page 13 of 27 Pages

(1)	Name of reporting person Värde Fund VIII G.P., LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 24,000
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 24,000
(11)	Aggregate amount beneficially owned by each reporting person: 24,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☒
(13)	Percent of class represented by amount in Row (11): 0.2%
(14)	Type of reporting person (see instructions): OO

CUSIP No. 33761X107	Page 14 of 27 Pages

(1)	Name of reporting person The Värde Fund IX, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 73,500
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 73,500
(11)	Aggregate amount beneficially owned by each reporting person: 73,500
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☒
(13)	Percent of class represented by amount in Row (11): 0.7%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 33761X107	Page 15 of 27 Pages

(1)	Name of reporting person The Värde Fund IX-A, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 10,500
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 10,500
(11)	Aggregate amount beneficially owned by each reporting person: 10,500
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☒
(13)	Percent of class represented by amount in Row (11): 0.1%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 33761X107	Page 16 of 27 Pages

(1)	Name of reporting person Värde Fund IX G.P., LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 84,000
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 84,000
(11)	Aggregate amount beneficially owned by each reporting person: 84,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☒
(13)	Percent of class represented by amount in Row (11): 0.8%
(14)	Type of reporting person (see instructions): OO

CUSIP No. 33761X107	Page 17 of 27 Pages

(1)	Name of reporting person Värde Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 2,332,983
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 150,000
(11)	Aggregate amount beneficially owned by each reporting person: 2,332,983
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☒
(13)	Percent of class represented by amount in Row (11): 20.8%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 33761X107	Page 18 of 27 Pages

(1)	Name of reporting person Värde Partners, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 2,332,983
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 150,000
(11)	Aggregate amount beneficially owned by each reporting person: 2,332,983
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☒
(13)	Percent of class represented by amount in Row (11): 20.8%
(14)	Type of reporting person (see instructions): CO

CUSIP No. 33761X107	Page 19 of 27 Pages

(1)	Name of reporting person George G. Hicks (in the capacity described herein)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 2,332,983
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 150,000
(11)	Aggregate amount beneficially owned by each reporting person: 2,332,983
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☒
(13)	Percent of class represented by amount in Row (11): 20.8%
(14)	Type of reporting person (see instructions): IN

CUSIP No. 33761X107	Page 20 of 27 Pages

(1)	Name of reporting person Marcia L. Page (in the capacity described herein)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 2,332,983
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 150,000
(11)	Aggregate amount beneficially owned by each reporting person: 2,332,983
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☒
(13)	Percent of class represented by amount in Row (11): 20.8%
(14)	Type of reporting person (see instructions): IN

CUSIP No. 33761X107	Page 21 of 27 Pages

(1)	Name of reporting person Gregory S. McMillan (in the capacity described herein)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 2,332,983
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 150,000
(11)	Aggregate amount beneficially owned by each reporting person: 2,332,983
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☒
(13)	Percent of class represented by amount in Row (11): 20.8%
(14)	Type of reporting person (see instructions): IN

CUSIP No. 33761X107	Page 22 of 27 Pages

SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.01 par value per share (the “Common Stock”), issued by FirstCity Financial Corporation, a Delaware corporation (the “Issuer”). The Issuer has its principal executive offices at 6400 Imperial Drive, Waco, Texas 76712.

Item 2. Identity and Background

This Schedule 13D is being filed by

(i) Hotspurs Holdings LLC, a Delaware limited liability company (“Parent”);

(ii) The Värde Fund X (Master), L.P., a Delaware limited partnership (“Fund X” and a member of Parent);

(iii) The Värde Fund X (GP), L.P., a Delaware limited partnership (“Fund X GP” and the general partner of Fund X);

(iv) The Värde Fund X GP, LLC, a Delaware limited liability company (“Fund X LLC” and the general partner of Fund X GP);

(v) The Värde Fund V-B, L.P., a Delaware limited partnership (“Fund V-B”);

(vi) Värde Fund V GP, LLC, a Delaware limited liability company (“Fund V GP”) and the general partner of Fund V-B);

(vii) The Värde Fund VI-A, L.P., a Delaware limited partnership (“Fund VI-A” and a member of Parent);

(viii) The Värde Fund VII-B, L.P., a Delaware limited partnership (“Fund VII-B”);

(ix) Värde Investment Partners, L.P., a Delaware limited partnership (“VIP” and a member of Parent);

(x) Värde Investment Partners (Offshore) Master, L.P., a Cayman Islands exempted limited partnership (“VIP Offshore” and a member of Parent);

(xi) Värde Investment Partners G.P., LLC, a Delaware limited liability company (“VIP GP” and the general partner of Fund VI-A, Fund VII-B, VIP and VIP Offshore);

(xii) The Värde Fund VIII, L.P., a Delaware limited partnership (“Fund VIII”);

(xiii) Värde Fund VIII G.P., LLC, a Delaware limited liability company (“Fund VIII GP” and the general partner of Fund VIII);

(xiv) The Värde Fund IX, L.P., a Delaware limited partnership (“Fund IX”);

(xv) The Värde Fund IX-A, L.P., a Delaware limited partnership (“Fund IX-A”);

(xvi) Värde Fund IX, G.P., LLC, a Delaware limited liability company (“Fund IX GP” and the general partner of Fund IX and Fund IX-A);

CUSIP No. 33761X107	Page 23 of 27 Pages

(xvii) Värde Partners, L.P., a Delaware limited partnership (the “Managing Member” and the managing member of Fund X LLC, Fund IX GP, Fund V GP, Fund VIII GP and VIP GP);

(xviii) Värde Partners, Inc., a Delaware corporation (“Värde GP” and the general partner of the Managing Member);

(xix) George G. Hicks (“Mr. Hicks” and a stockholder and principal of Värde GP);

(xx) Marcia L. Page (“Ms. Page” and a stockholder and principal of Värde GP); and

(xxi) Gregory S. McMillan (“Mr. McMillan” and a stockholder, senior consultant and retired principal of Värde GP)

((i) through (xxi) above are each referred to as a “Reporting Person” and collectively referred to as the “Reporting Persons”).

The principal business of each of the Reporting Persons is investment in financial assets and/or investment management. The address of the principal business and principal office of each of the Reporting Persons is 8500 Normandale Lake Blvd., Suite 1500, Minneapolis, MN 55437. See Schedule 1 with respect to information required for each executive officer and director of Värde GP.

The Reporting Persons may be deemed a “group” for purposes of Section 13(d) and Rule 13d-1(k) under the Act because of their relationships.

(c): For each of Mr. Hicks and Ms. Page: the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Värde GP, 8500 Normandale Lake Blvd., Suite 1500, Minneapolis, MN 55437 and for Mr. McMillan, in his capacity as a stockholder and senior consultant to Värde GP, is 8500 Normandale Lake Blvd., Suite 1500, Minneapolis, MN 55437.

(d)-(e): During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the other Reporting Persons or any of the executive officers or directors identified on Schedule 1 hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f): Each of Mr. Hicks, Ms. Page, Mr. McMillan and the executive officers and directors identified on Schedule 1 hereto are U.S. citizens other than Mr. Carstairs, who is a citizen of Australia and the United Kingdom, and Mr. Haroon, who is a citizen of the U.S. and the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration

As described in response to Item 4, the Subject Securities (as defined below) to which this Schedule 13D relates have not been purchased by the Reporting Persons, and thus no funds were used for such purpose. The Supporting Stockholders (as defined below) entered into the Support Agreement (as defined below) as an inducement to the Parent to enter into the Merger Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference). No additional consideration was paid to the Supporting Stockholders in connection with the execution and delivery of the Support Agreement, and thus no funds were used for such purpose. For a description of the Support Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

In addition, Fund X, Fund V-B, Fund VI-A, Fund VII-B, Fund VIII, Fund IX, Fund IX-A and VIP previously acquired an aggregate of 150,000 shares of Common Stock for investment purposes.

CUSIP No. 33761X107	Page 24 of 27 Pages

Item 4. Purpose of Transaction

Agreement and Plan of Merger

On December 20, 2012, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Hotspurs Acquisition Corporation, a Delaware corporation (“Merger Subsidiary”). Parent and Merger Subsidiary are affiliates of investment funds governed by Värde GP and managed by Värde Management, L.P., an alternative investment fund manager. The Merger Agreement provides that, subject to the terms and conditions thereof, Merger Subsidiary will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation (the “Surviving Corporation”). The Merger Agreement was negotiated on behalf of the Issuer by the strategic review committee (the “SRC”) of the Board of Directors of the Issuer (the “Board”) consisting of independent directors, with the assistance of legal and financial advisors. Based on the recommendation of the SRC, the full Board reviewed and unanimously approved the Merger Agreement and the transactions contemplated thereby on December 20, 2012.

Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding share of Common Stock of the Issuer (other than (i) shares held by the Issuer, Parent or their respective wholly-owned subsidiaries and (ii) shares held by stockholders who properly exercise and perfect their appraisal rights) will cease to be outstanding and will be converted into the right to receive $10.00 in cash, without interest (the “Merger Consideration”) on the terms and subject to the conditions set forth in the Merger Agreement. In addition, pursuant to the Merger Agreement, (i) each option to acquire shares of common stock of the Issuer that is not fully exercisable as of the date of the Merger Agreement will automatically become fully vested and exercisable immediately prior to the effective time of the Merger and, at the effective time of the Merger, will be converted into the right to receive an amount in cash, without interest, equal to (A) the excess, if any, of the Merger Consideration over the per share exercise price of such stock option multiplied by (B) the aggregate number of shares into which such stock option was exercisable immediately prior to the effective time of the Merger and (ii) each issued and outstanding share of restricted common stock will vest in full immediately prior to the effective time of the Merger and, at the effective time of the Merger, will be converted into the right to receive the Merger Consideration, without interest, on the terms and subject to the conditions set forth in the Merger Agreement.

The Issuer has made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants (i) regarding the conduct of the business of the Issuer and its subsidiaries prior to the consummation of the Merger, (ii) not to solicit, initiate, knowingly facilitate or knowingly encourage any acquisition proposals (other than those related to the Merger Agreement or the Merger) or, subject to certain exceptions, participate in discussions or negotiations regarding, or furnish any non-public information relating to, acquisition proposals (other than the transactions contemplated by the Merger Agreement or the Merger) or (iii) subject to certain exceptions, not to withdraw or modify in a manner adverse to Parent or Merger Subsidiary, the recommendation of the Board that the Issuer’s stockholders adopt and approve the Merger Agreement. In the event that the Issuer receives an acquisition proposal that the Board determines is superior to the Merger, Parent will have an opportunity to match the terms of such acquisition proposal, subject to certain requirements.

Consummation of the Merger is subject to various customary conditions, including (i) the approval and adoption of the Merger Agreement by the holders of at least a majority of the issued and outstanding shares of the Issuer’s common stock, (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the absence of any applicable law or governmental order prohibiting or restraining the consummation of the Merger and (iv) the accuracy of certain representations and warranties of the parties and compliance by the parties with their respective covenants or obligations under the Merger Agreement (subject to customary materiality qualifiers). In addition, Parent’s and Merger Subsidiary’s obligation to consummate the Merger is further conditioned upon the absence of a Issuer Material Adverse Effect (as defined in the Merger Agreement).

The Merger Agreement contains certain termination rights, including the right, subject to certain exceptions, of either party to terminate the Merger Agreement if the Merger is not consummated on or prior to July 31, 2013, and of the Issuer to terminate the Merger Agreement to accept a “Superior Proposal” as defined in the Merger Agreement. Upon the termination of the Merger Agreement by the Issuer or Parent upon specified conditions, the Issuer will be required to pay Parent a termination fee of $2.0 million and reimburse Parent and

CUSIP No. 33761X107	Page 25 of 27 Pages

Merger Subsidiary up to a maximum of $1.0 million of expenses. Upon the termination of the Merger Agreement by the Issuer upon other specified conditions, Parent will be required to pay the Issuer a termination fee of $5.0 million and reimburse the Issuer up to a maximum of $1.0 million of expenses. Additionally, as an alternative to the receipt of the termination fee, the Issuer may seek specific performance of Parent’s obligations under the Merger Agreement, as well as specific performance of the Equity Commitment Letter (as described below), under certain circumstances.

The representations, warranties and covenants of the Issuer set forth in the Merger Agreement (i) were made solely for purposes of the Merger Agreement, (ii) may be subject to important exceptions, qualifications, limitations and supplemental information agreed upon by the contracting parties, (iii) subject to the terms and conditions of the Merger Agreement, will not survive the closing of the Merger, (iv) are subject to materiality standards which may differ from what may be viewed as material to investors and (v) were made only as of the date of the Merger Agreement or such other date as specified in the Merger Agreement. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement and not to provide investors with any other factual information regarding the Issuer or its business. Investors should not rely on the representations, warranties and covenants or any descriptions thereof in the Merger Agreement as characterizations of the actual state of facts or condition of the Issuer or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Issuer’s public disclosure.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is included as Exhibit 1 and is incorporated by reference herein.

Equity Commitment Letter

On December 20, 2012, Parent obtained certain equity financing commitments in an equity commitment letter (the “Equity Commitment Letter”) for the purpose of financing the transactions contemplated by the Merger Agreement and paying related fees and expenses. Pursuant to the Equity Commitment Letter, Fund X, Fund VI-A, VIP and VIP Offshore (collectively, the “Värde Funds”) committed to purchase, on or prior to closing, an aggregate of approximately $107.1 million in equity from Parent on the terms and subject to the conditions of the Equity Commitment Letter. The commitment of the Värde Funds is subject to (i) the execution and delivery of the Merger Agreement, (ii) the satisfaction or waiver of the conditions to Parent and Merger Subsidiary’s obligations to effect the closing in the Merger Agreement and (iii) the substantially simultaneous closing of the Merger.

The Issuer is not a party to the Equity Commitment Letter but it is an express third party beneficiary and has the express right to specific performance of the equity financing. Pursuant to the Merger Agreement, the Issuer may specifically enforce the Värde Funds’ obligations under the Equity Commitment Letter upon the occurrence of certain conditions, including the failure of Parent and Merger Subsidiary to effect the closing of the Merger.

The Equity Commitment Letter will terminate upon the earlier of (i) the closing of the Merger, (ii) a valid termination of the Merger Agreement, (iii) the funding of the aggregate commitment by the Värde Funds as contemplated by the Merger Agreement, (iv) the payment by the Värde Funds of their guaranteed obligations under the Limited Guarantee (as defined in the Merger Agreement), (v) the assertion by the Issuer or any of its affiliates of any claim against the Värde Funds or their related parties (other than Parent or Merger Subsidiary) under the Equity Commitment Letter, the Merger Agreement, the Limited Guarantee or any of the transactions contemplated thereby, except for seeking a claim for specific performance of the equity financing or (vi) July 31, 2013.

The foregoing description of the Equity Commitment Letter is qualified in its entirety by reference to the Equity Commitment Letter, a copy of which is included as Exhibit 2 and is incorporated by reference herein.

CUSIP No. 33761X107	Page 26 of 27 Pages

Support Agreement

As of December 20, 2012, James T. Sartain, J. Bryan Baker, Jim W. Moore, Terry DeWitt, Mark Horrell, James Holmes, William P. Hendry, C. Ivan Wilson, Richard E. Bean, Dane Fulmer, Robert E. Garrison II, D. Michael Hunter and F. Clayton Miller (the “Supporting Stockholders”) collectively owned approximately 16.6% of the outstanding shares of the Issuer’s common stock. Concurrently with the execution of the Merger Agreement, the Supporting Stockholders (in their capacities as stockholders of the Issuer) entered into a support agreement (the “Support Agreement”) with Parent pursuant to which they each agreed to, among other things, vote their shares in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and the approval of any proposal to adjourn or postpone a meeting, if there are not sufficient votes for the adoption and approval of the Merger Agreement and the transactions contemplated thereby at the special meeting, and against certain other actions, proposals, transactions or agreements that would be detrimental to the consummation of the Merger.

The Support Agreement will terminate automatically upon the earlier of (i) the termination of the Merger Agreement, (ii) the effective time of the Merger, (iii) the date of any material modification, waiver or amendment to any provision of the Merger Agreement that reduces the amount, changes the form or otherwise adversely affects the consideration payable to the stockholder pursuant to the Merger Agreement as in effect on the date of execution and (iv) the mutual written consent of all of the parties to the Support Agreement.

By virtue of the Support Agreement, the Reporting Persons may be deemed to share the power to vote or to direct the vote of 2,182,983 shares of Common Stock with respect to the matters set forth in the Support Agreements and, hence, be deemed to have beneficial ownership of such shares. The foregoing includes (A) 1,543,712 shares of Common Stock and 211,521 shares of restricted stock held by the Supporting Stockholders, which are all currently subject to the Support Agreement, and (B) 427,750 shares of Common Stock underlying options that are exercisable by the Supporting Stockholders. If any Supporting Stockholder exercises any such options, the shares of Common Stock issued upon such exercise will become subject to the Support Agreement. The foregoing excludes 47,500 shares of Common Stock that may be issued to the Supporting Stockholders upon exercise of options held by the Supporting Stockholders. If any Supporting Stockholder exercises any such options, the shares of Common Stock issued upon such exercise will become subject to the Support Agreement and as a result the Reporting Person may be deemed to have shared voting power in respect of such shares. All of the 2,182,983 shares of Common Stock, as well as any shares of the 47,500 shares of Common Stock that may be issued to the Supporting Stockholders upon exercise of options referred to in this paragraph, are referred to as the “Subject Securities”.

The foregoing description of the Support Agreement is qualified in its entirety by reference to the Support Agreement, a copy of which is included as Exhibit 3 and is incorporated by reference herein.

In addition to the above transaction, Fund X, Fund V-B, Fund VI-A, Fund VII-B, Fund VIII, Fund IX, Fund IX-A and VIP previously acquired an aggregate of 150,000 shares of Common Stock for investment purposes.

Item 5. Interest in Securities of the Issuer

(a)-(b) As described in Item 4 of this Schedule 13D, as a result of the Support Agreement, the Reporting Persons may be deemed to share the power to vote or to direct the vote of the Subject Securities with respect to such matters. In addition the applicable Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to the 150,000 shares of Common Stock previously acquired by Fund X, Fund V-B, Fund VI-A, Fund VII-B, Fund VIII, Fund IX, Fund IX-A and VIP. Each Reporting Person’s current beneficial ownership in the Issuer, the Common Stock arising from such shared ownership and the number of shares of Common Stock as to which there is sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth on the cover pages to this Schedule 13D and is incorporated by reference herein. The ownership percentage appearing on such cover pages has been calculated based on an aggregate total of 10,556,197 shares of Common Stock issued and outstanding as of December 14, 2012, as represented by the Issuer in the Merger Agreement.

The number of outstanding shares of Common Stock of Issuer that may be deemed to be beneficially owned collectively by all Reporting Persons with respect to which there is (i) sole voting power is none, (ii) shared voting power is 2,332,983, with respect to those matters set forth in the Support Agreement, (iii) sole dispositive power is none, and (iv) shared dispositive power is 150,000. The foregoing includes (A) 1,543,712 shares of Common Stock and 211,521 shares of restricted stock held by the Supporting Stockholders, which are all currently

CUSIP No. 33761X107	Page 27 of 27 Pages

subject to the Support Agreement, (B) 427,750 shares of Common Stock underlying options that are exercisable by the Supporting Stockholders and (C) an aggregate of 150,000 shares of Common Stock previously acquired by Fund X, Fund V-B, Fund VI-A, Fund VII-B, Fund VIII, Fund IX, Fund IX-A and VIP. If any Supporting Stockholder exercises any options noted in (B) above, the shares of Common Stock issued upon such exercise will become subject to the Support Agreement. The foregoing excludes 47,500 shares of Common Stock that may be issued to the Supporting Stockholders upon exercise of options held by the Supporting Stockholders. If any Supporting Stockholder exercises any such options, the shares of Common Stock issued upon such exercise will become subject to the Support Agreement and as a result the Reporting Person may be deemed to have shared voting power in respect of such shares.

The filing of this Schedule 13D by the Reporting Persons shall not be considered an admission that the Reporting Person is the beneficial owner of any of the shares of Common Stock covered by this Schedule 13D for any purpose, and the Reporting Persons expressly disclaim such beneficial ownership.

(c) Except as set forth in this Schedule 13D with reference to the Merger Agreement and the Support Agreement, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any director or officer of the Reporting Persons or the other persons listed in Item 2(a)-(c) or in Schedule 1 hereto, has effected any transaction in the Common Stock during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5, which are incorporated herein by reference, and in the agreements and documents included as exhibits hereto or incorporated herein by reference, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of the Issuer.

Item 7. Material to be filed as Exhibits.

1	Agreement and Plan of Merger, dated as of December 20, 2012, by and among Hotspurs Holdings LLC, Hotspurs Acquisition Corporation and FirstCity Financial Corporation (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on December 26, 2012).

2	Equity Commitment Letter, dated as of December 20, 2012, by and among The Värde Fund X (Master) L.P., Värde Investment Partners, L.P., Värde Investment Partners (Offshore) Master, L.P., The Värde Fund VI-A, L.P. and Hotspurs Holdings LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on December 26, 2012).

3	Support Agreement, dated as of December 20, 2012, by and among Hotspurs Holdings LLC and certain stockholders of FirstCity Financial Corporation (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed on December 26, 2012).

4	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Act.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 31, 2012

HOTSPURS HOLDINGS LLC

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND X (MASTER), L.P.
By:	The Värde Fund X (GP), L.P., Its General Partner
By:	The Värde Fund X GP, LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND X (GP), L.P.
By:	The Värde Fund X GP, LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND X GP, LLC
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND V-B, L.P.
By:	Värde Fund V GP, LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE FUND V GP, LLC
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND VI-A, L.P.
By:	Värde Investment Partners G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND VII-B, L.P.
By:	Värde Investment Partners G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS, L.P.
By:	Värde Investment Partners G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS (OFFSHORE) MASTER, L.P.
By:	Värde Investment Partners G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS G.P., LLC
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND VIII, L.P.
By:	Värde Fund VIII G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE FUND VIII G.P., LLC
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND IX, L.P.
By:	Värde Fund IX G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND IX-A, L.P.
By:	Värde Fund IX G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE FUND IX G.P., LLC
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE PARTNERS, L.P.
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE PARTNERS, INC.

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

Schedule 1

The name and principal occupation or employment of the executive officers and directors of Värde Partners, Inc. as of the date hereof are as set forth below. Except as noted below, the business address of each of the below individuals is 8500 Normandale Lake Blvd., Suite 1500, Minneapolis, MN 55437.

Name	Principal occupation or employment and address of any corporation or other organization in which such employment is conducted
George G. Hicks	Principal of Värde Partners, Inc.
Marcia L. Page	Principal of Värde Partners, Inc.
Gregory S. McMillan	Retired Principal of Värde Partners, Inc.
Jeremy D. Hedberg	Principal of Värde Partners, Inc.
Jason R. Spaeth	Principal of Värde Partners, Inc.
Rick J. Noel	Principal of Värde Partners, Inc., 50 New Bond Street, Level 2, London, England W1S 1BJ
Andrew P. Lenk	Principal of Värde Partners, Inc.
Ilfryn C. Carstairs	Principal of Värde Partners, Inc., 50 New Bond Street, Level 2, London, England W1S 1BJ
Ali M. Haroon	Principal of Värde Partners, Inc., 6 Battery Road #15-05, Singapore 049909
David A. Marple	General Counsel of Värde Partners, Inc.
Katie S. Kloster	Chief Compliance Officer of Värde Partners, Inc.
David J. Parrin	Chief Financial Officer of Värde Partners, Inc.

Exhibit Index

1	Agreement and Plan of Merger, dated as of December 20, 2012, by and among Hotspurs Holdings LLC, Hotspurs Acquisition Corporation and FirstCity Financial Corporation (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on December 26, 2012).

2	Equity Commitment Letter, dated as of December 20, 2012, by and among The Värde Fund X (Master) L.P., Värde Investment Partners, L.P., Värde Investment Partners (Offshore) Master, L.P., The Värde Fund VI-A, L.P. and Hotspurs Holdings LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on December 26, 2012).

3	Support Agreement, dated as of December 20, 2012, by and among Hotspurs Holdings LLC and certain stockholders of FirstCity Financial Corporation (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed on December 26, 2012).

4	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Act.